EXHIBIT 99
                                                                      (a)(5)(vi)

        LUKOIL Completes Tender Offer for Getty Petroleum Marketing Inc.

New York, New York (December 11, 2000) - OAO Oil Company LUKOIL (OTC: LUKOY) announced today that its subsidiary Mikecon Corp. had successfully completed its $5.00 per share tender offer for all of the outstanding shares of common stock of Getty Petroleum Marketing Inc. (NYSE: GPM). The tender offer expired at 12:00 midnight on Friday, December 8, 2000, and LUKOIL accepted for payment approximately 10,092,081 shares of Getty common stock that had been tendered (including approximately 616,249 shares that were guaranteed to be delivered). The tendered shares represent approximately 72% of the issued and outstanding shares of Getty common stock. Mikecon Corp. will promptly pay for the shares tendered.

"LUKOIL is extremely enthusiastic about acquiring one of the premier and best known retail brands of petroleum products in the United States," said Vadim
Gluzman, the Chairman of Lukoil Americas Corporation and head of LUKOIL's operations in North America. "The acquisition of Getty Petroleum Marketing marks the beginning of LUKOIL's expected expansion into the U.S. market. We plan to work with Getty's experienced management and employees to build a formidable new company."

LUKOIL expects that Mikecon Corp. will be merged with and into Getty Petroleum Marketing Inc. as soon as practicable. As a result of the merger, shares of Getty common stock that remain outstanding will be converted into the right to receive the same $5.00 per share in cash, without interest.

LUKOIL is Russia's largest vertically integrated oil company, specializing in oil and gas exploration and production, refining, sales of crude oil products and transportation. LUKOIL's coverage includes 40 regions in Russia and 25 other countries of the world. LUKOIL has more than 120,000 employees.

Getty Petroleum Marketing Inc. is one of the nation's largest independent marketers of gasoline and petroleum products and supplies approximately 1,300 branded locations in 13 Northeastern and Mid-Atlantic states.